May 14, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Purcell Laura Nicholson

Re:	Icon Energy Corp. Registration Statement on Form F-1 CIK No. 0001995574

Ladies and Gentlemen:

Reference is made to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Icon Energy Corp. (the “Company”) in connection with the registration of the Company’s common shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on December 19, 2023. By letter dated January 12, 2024 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter was confidentially submitted to the Commission for review on January 26, 2024. By letter dated February 8, 2024, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement)”, which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on April 1, 2024. By letter dated April 10, 2024, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The Company confidentially submitted to the Commission for review a letter dated April 23, 2024, which responded to Comment No. 2 of the Third Comment Letter and provided the Staff with the related changes the Company proposed to make to its Second Amended Draft Registration Statement (the “Proposed Changes”). By letter dated May 8, 2024, the Staff provided the Company with its comments to the Proposed Changes (the “Additional Comment Letter”).

The Company is today publicly filing with the Commission its Registration Statement on Form F-1 (the “Registration Statement”), which responds to Comment No. 1 (the remaining comment) of the Third Comment Letter and the comment contained in the Additional Comment Letter. The Registration Statement also includes certain previously outstanding exhibits and other updates.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter and the Additional Comment Letter, respectively.

Third Comment Letter

Amendment No. 2 to Draft Registration Statement on Form F-1

Description of Capital Stock, page 79

1.
Please revise to disclose provisions set forth in your amended and restated articles of incorporation regarding business combinations with interested shareholders. In addition, we note your disclosure that your amended and restated articles of incorporation and your amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of your Board or the chairman of your Board may call special meetings of your shareholders. However, this does not appear to be consistent with Section 5.3 of your form of amended and restated articles of incorporation filed as Exhibit 3.1. Please revise.

In response to the Staff’s comment, the Company has included the requested disclosure regarding business combinations with interested shareholders in the Registration Statement under the heading “Description of Capital Stock—Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws—Business Combinations with Interested Shareholders” and has revised the disclosure regarding the authority to call special meetings of shareholders under the heading “Description of Capital Stock—Shareholder Meetings” to be consistent with its form of amended and restated articles of incorporation.

Additional Comment Letter

Response letter dated April 23, 2024

General

1.
We note your response to prior comment 2, including your proposed draft disclosure regarding your forum selection provision. Please revise your disclosure to state whether the provision is intended to select the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act, if permitted by law.

The Company advises the Staff that the Registration Statement includes revised disclosure with respect to its forum selection provision that is materially consistent with the Proposed Changes.

The Company further advises the Staff that, in response to the Staff’s comment above, the Company has included clarifying disclosure in the Registration Statement to state that, to the fullest extent permitted by law, the Company has selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act. The foregoing clarifying disclosure appears in the Registration Statement under the headings “Risk Factors—Our amended and restated articles of incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees,” “Risk Factors—We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable,” and “Description of Capital Stock—Forum Selection.”

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If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel at (212) 922-2280.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.